EXHIBIT 4(c).11

25 January 2012

Dr Paul Golby

Welford Hill House

Welford on Avon

Stratford upon Avon

CV37 8AE

Dear Paul

Appointment as Non-executive Director

Subject to final approval by the Board of National Grid plc (the “Company”) on 30 January 2012, I am delighted to advise your appointment as a Non-executive Director of the Company will be effective from 1 February 2012. This letter sets out the terms of your appointment. It is agreed that this is a contract for services and not a contract of employment.

Appointment

Your appointment, commencing on 1 February 2012, will be subject to your re-election by shareholders at the Company’s Annual General Meeting (“AGM”) in 2012, following which it is expected that you will be subject to annual re-election by shareholders in accordance with our commitment to best practice, unless your appointment is otherwise terminated earlier in accordance with the Company’s Articles of Association as amended from time to time (the “Articles”) or by and at the discretion of either the Board or you upon 1 month’s written notice. Continuation of your contract of appointment is therefore contingent on satisfactory performance and re-election by shareholders at forthcoming AGMs. In the event that shareholders do not support your appointment or other shareholder action terminates your appointment you will not be entitled to receive damages for breach of contract and will not be entitled to any other compensation (or payment in lieu of notice). Non-executive Directors are typically expected to serve two three-year terms, subject to the terms of this letter; any extension to this is subject to review by the Nominations Committee (prior to making recommendations to the Board) having regard to corporate governance best practice from time to time.

Time Commitment

Overall we anticipate a time commitment of approximately 2-2 1/2 days on average per month, after the induction phase, taking into account reading and preparation time for Board and Committee meetings. This will include attendance at Board meetings (estimated 10 scheduled meetings per year - including 2 Board strategy sessions - of which currently 3 are held in the US) plus ad hoc and emergency meetings,

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Committee meetings, the AGM and any extraordinary general meetings. There will also be site visits on occasions. It is planned that certain Board meetings will be held at the Company’s operational sites (in the UK). In addition, you will be expected to devote such other time as is reasonably required to discharge your duties as a Director (for example if the Company is involved in increased activity because it is involved in a major transaction).

Post induction, as a Non-executive Director you will be expected to undertake at least one site visit per year to the business, the location to be agreed with the Chairman or Chief Executive.

If you are unable to attend a meeting, you should notify the Group Company Secretary and General Counsel and prior to the meeting communicate your opinions and comments on the matters to be considered to the Chairman or the relevant Committee Chairman so they can be taken into account at the meeting.

By confirming this appointment, you have agreed that you are able to allocate sufficient time to meet the expectations of your role including appropriate preparation time. The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as a Non-executive Director of the Company.

Role

All Directors, both Non-executive and Executive, have the same general legal responsibilities to the Company. The Board as a whole is collectively responsible for debating and approving the strategic direction of the Company and for promoting the success of the Company for the benefit of its members by directing and supervising the Company’s affairs. All Directors must therefore take decisions objectively in the interests of the Company, in compliance with their statutory and fiduciary duties, and not do anything which is harmful to the Company or its business.

All directors are expected to comply with the Company’s policies, procedures, rules and regulations from time to time in force, including in particular, the Company’s Standards of Ethical Business Conduct and its Share Dealing Code.

The Board:

—	provides effective business leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;
—	sets the Company’s strategic aims, ensures that the necessary financial and human resources are in place for the Company to meet its objectives, and reviews management performance; and
—	sets the Company’s values and standards and ensures that its obligations to its shareholders and others are understood and met.

In addition to these requirements of all Directors, the role of the Non-executive Director has the following key elements:

—	Strategy: Non-executive Directors should constructively challenge and contribute to the development of strategy;
—	Performance: Non-executive Directors should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;
—

Risk: Non-executive Directors should satisfy themselves that the financial function of the Company is professionally managed and that financial controls and systems of risk management are robust and defensible; and

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—

People: Non-executive Directors are responsible for determining appropriate levels of remuneration for Executive Directors and have a prime role in appointing, and where necessary removing, senior management, and in succession planning.

You should also have regard to the Guidance on Board Effectiveness, issued by the Financial Reporting Council in March 2011, of which an extract summarising the role of a Non-executive Director is included at Schedule 1 of this letter.

Committees

This letter refers to your appointment as a Non-executive Director of the Company. You have also been requested to serve on the Risk and Responsibility and the Remuneration Committees of the Board. Terms of reference of all Board Committees are set out in the Directors’ Information Pack.

Fees

This letter sets out the only payments you will receive for performing your duties in accordance with this letter. Accordingly, no other remuneration or benefits will be provided and, in particular, you will not participate in any of the Company’s remuneration or benefit programmes, arrangements, schemes or plans.

You will be paid a basic fee of £60,000 as a UK-based Director gross per annum which will be paid monthly on or around 15th day of each month. You will also be entitled to a Committee membership fee of £8,000 per annum per membership. You will not receive any further fees for membership of, or attendance at, any ad hoc Board or Committee meetings. If, for a reason related to illness, disability or injury, you are unable to carry out your duties, payment of any fee(s) during any period of incapacity will be at the discretion of the Board.

The Company will reimburse you, in accordance with the Articles and any expenses procedures from time to time in force, for any reasonable expenses properly incurred in performing your duties. All expenses must be properly documented.

The Executive Committee and Board shall review the above fees from time to time and they are therefore subject to change. All fees and payments will be made subject to any tax or other deductions required to be made by the Company.

Outside interests

It is accepted and acknowledged that you have business interests other than those of the Company. As a condition to your appointment commencing you are required to declare any such directorships, appointments and interests in writing.

In the event that you become aware of any potential conflicts of interest, these should be disclosed to the Chairman and/or Group Company Secretary and General Counsel as soon as apparent. Additionally, if at any time you are considering acquiring any new interest which might give rise to a conflict of interest with the Company or any of its subsidiaries or associate companies, you should raise the matter initially with the Chairman and/or Group Company Secretary and General Counsel. Depending on its nature, the interest may need to be disclosed to the Board and its prior consent obtained.

Independent status

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The Board has determined you to be independent according to the provisions of the UK Corporate Governance Code. As an independent Director it is important that you remain independent in character and judgement. If you become aware of anything that may affect, or could appear to affect, this determination of independence, this should be disclosed to the Chairman and/or Group Company Secretary and General Counsel as soon as apparent.

Confidentiality

You will, naturally, during your appointment and following its termination not disclose or communicate to any person (except as required by law or in the course of the proper performance of your duties under this letter, or with the consent of the Board) nor use for your own account or advantage any private or confidential information in any form whatsoever relating to the Company or any of its subsidiaries or associate companies (“Confidential Information”) which you obtained during your appointment or otherwise. Additionally, you will use your best endeavours to prevent the unauthorised use or disclosure of any such Confidential Information.

You will be required to return all papers and other information containing Confidential Information on termination of your appointment.

Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of ‘inside’ or ‘price sensitive’ information. Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from the Chairman or Group Company Secretary and General Counsel.

Induction

You will be provided with a comprehensive, formal and tailored induction to the Company and its businesses and detailed information on a variety of areas and in addition will receive a Directors’ Information Pack. We will also arrange various site visits and meetings with senior and middle management and the Company’s auditors. We will also arrange for you to meet major shareholders as appropriate.

Should you feel you require additional information on any area please contact the Group Company Secretary and General Counsel to arrange this.

Review Process

The performance of individual Directors, the Board and Board Committees is evaluated annually. If, in the interim, there are any matters which cause you concern in relation to your role you should discuss them with the Chairman as soon as is appropriate. The Chairman will also regularly review and agree your training and development needs.

Directors’ Indemnity and Liability Insurance

In the event that you are made a party or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that you are or were a director of the Company, the Company shall indemnify you against expenses (including legal fees) actually and reasonably incurred by you in connection with such action, suit or proceeding and against judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding to the fullest extent permitted by the Companies Act 2006 as amended and any other applicable law or regulation, as from

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time to time in effect. Such right of indemnification shall be without prejudice to any other rights to which you may be entitled. The terms and conditions of this indemnity are set out in a separate deed of indemnity entered into or to be entered into between you and the Company.

The Company has Directors’ and Officers’ liability insurance and currently intends to maintain such cover for the full term of your appointment. A summary of the cover is included in your Directors’ Information Pack.

Independent Professional Advice

Occasions may arise when you consider that you need independent professional advice in the furtherance of your duties as a Director. Please advise either the Chairman or the Group Company Secretary and General Counsel should you wish to seek such advice. The Company will reimburse the full cost of expenditure incurred in respect of such advice, in accordance with the UK Corporate Governance Code and any relevant Company policy.

Disclosure of interests in transactions and Dealings in Shares

Under the Companies Act 2006, where a Director of a company is in any way, directly or indirectly, interested in a proposed transaction or arrangement with the Company or one that has been entered into by the Company, he must declare the nature and extent of that interest. You may give any such notice at a meeting of the Directors, in writing or by general notice.

During the continuance of your appointments you will be expected to comply (and to procure that your spouse and dependant children comply) where relevant with any rule of law or regulation of any competent authority or of the Company from time to time in force in relation to dealings in shares, debentures and other securities of the Company and unpublished price sensitive information affecting the shares, debentures and other securities of the Company. A copy of the Company’s Share Dealing Code is provided in the Directors’ Information Pack.

You should also have regard to, and your appointment is subject to, your duties as a Director in light of the Articles, applicable general law, the Companies Act 2006, the Listing, Prospectus, Disclosure and Transparency Rules of the Financial Services Authority, the UK Corporate Governance Code and obligations arising as a result of the Company’s American Depositary Shares being listed on the New York Stock Exchange, as set out in the relevant section of the Directors’ Information Pack.

The Company currently has no share ownership requirements for its Non-executive Directors.

Governing Law

The agreement contained in this letter and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with English law and shall be subject to the exclusive jurisdiction of the English courts.

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Entire Agreement

This appointment letter represents the entire understanding, and constitutes the whole agreement, in relation to your appointment and supersedes any previous agreement between yourself and the Company with respect thereto.

On a personal level, I am delighted that you have agreed to accept this appointment to the Board of the Company and I look forward to our building a good working relationship.

Please acknowledge receipt and acceptance of the above terms by signing and returning the enclosed copy of this letter.

Yours sincerely

/s/ Sir Peter Gershon

Sir Peter Gershon

Chairman

For and on behalf of National Grid plc

I hereby acknowledge receipt of and accept the terms set out in this letter.

Signed /s/…Dr. Paul Golby………………………….

Dr Paul Golby

Dated …26/01/12…………………………….

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Schedule 1

Guidance for Non-Executive Directors

(extracted from the March 2011 FRC Guidance on Board Effectiveness)

A non-executive director should, on appointment, devote time to a comprehensive, formal and tailored induction which should extend beyond the boardroom. Initiatives such as partnering a non-executive director with an executive board member may speed up the process of him or her acquiring an understanding of the main areas of business activity, especially areas involving significant risk. The director should expect to visit, and talk with, senior and middle managers in these areas.

Non-executive directors should devote time to developing and refreshing their knowledge and skills, including those of communication, to ensure that they continue to make a positive contribution to the board. Being well-informed about the company, and having a strong command of the issues relevant to the business, will generate the respect of the other directors.

Non-executive directors need to make sufficient time available to discharge their responsibilities effectively. The letter of appointment should state the minimum time that the non-executive director will be required to spend on the company’s business, and seek the individual’s confirmation that he or she can devote that amount of time to the role, consistent with other commitments. The letter should also indicate the possibility of additional time commitment when the company is undergoing a period of particularly increased activity, such as an acquisition or takeover, or as a result of some major difficultly with one or more of its operations.

Non-executive directors have a responsibility to uphold high standards of integrity and probity. They should support the chairman and executive directors in instilling the appropriate culture, values and behaviours in the boardroom and beyond.

Non-executive directors should insist on receiving high-quality information sufficiently in advance so that there can be thorough consideration of the issues prior to, and informed debate and challenge at, board meetings. High-quality information is that which is appropriate for making decisions on the issue at hand – it should be accurate, clear, comprehensive, up-to-date and timely; contain a summary of the contents of any paper; and inform the director of what is expected of him or her on that issue.

Non-executive directors should take into account the views of shareholders and other stakeholders, because these views may provide different perspectives on the company and its performance.

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